


FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
For the Periods Ended March 31, 2008 and 2007
(in millions, except per share amounts)

	First Quarter	
	2008	2007
	(unaudited)	
Sales and revenues		
Automotive sales	$ 39,117	$ 38,630
Financial Services revenues	4,396	4,375
Total sales and revenues	43,513	43,005
Costs and expenses		
Automotive cost of sales	35,455	34,716
Selling, administrative and other expenses	5,081	5,964
Interest expense	2,542	2,714
Financial Services provision for credit and insurance losses	343	58
Total costs and expenses	43,421	43,452
Automotive interest income and other non-operating income/(expense), net	92	329
Automotive equity in net income/(loss) of affiliated companies	136	72
Income/(Loss) before income taxes	320	(46)
Provision for/(benefit from) income taxes	97	181
Income/(Loss) before minority interests	223	(227)
Minority interests in net income/(loss) of subsidiaries	122	58
Income/(Loss) from continuing operations	101	(285)
Income/(Loss) from discontinued operations	(1)	3
Net income/(loss)	$ 100	$ (282)
AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK		
Basic income/(loss)		
Income/(Loss) from continuing operations	$ 0.05	$ (0.15)
Income/(Loss) from discontinued operations	-	-
Net income/(loss)	$ 0.05	$ (0.15)
Diluted income/(loss)		
Income/(Loss) from continuing operations	$ 0.05	$ (0.15)
Income/(Loss) from discontinued operations	-	-
Net income/(loss)	$ 0.05	$ (0.15)
Cash dividends	$ -	$ -

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.






FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	March 31, 2008	December 31, 2007
	(unaudited)	
ASSETS		
Cash and cash equivalents	$ 33,751	$ 35,283
Marketable securities	8,593	5,248
Loaned securities	6,746	10,267
Finance receivables, net	108,858	107,454
Other receivables, net	8,089	8,210
Net investment in operating leases	32,493	33,255
Retained interest in sold receivables	474	593
Inventories	11,721	10,121
Equity in net assets of affiliated companies	3,120	2,853
Net property	37,007	36,238
Deferred income taxes	3,331	3,489
Goodwill and other net intangible assets	2,064	2,060
Assets of discontinued/held-for-sale operations	10,002	9,221
Other assets	16,664	14,972
Total assets	$ 282,913	$ 279,264
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payables	$ 23,964	$ 20,794
Accrued liabilities and deferred revenue	72,858	74,722
Debt	169,205	168,217
Deferred income taxes	2,901	3,034
Liabilities of discontinued/held-for-sale operations	5,408	5,448
Total liabilities	274,336	272,215
Minority interests	1,466	1,421
Stockholders' equity		
Capital stock		
Common Stock, par value $0.01 per share (2,148 million shares issued)	21	21
Class B Stock, par value $0.01 per share (71 million shares issued)	1	1
Capital in excess of par value of stock	7,988	7,834
Accumulated other comprehensive income/(loss)	657	(558)
Treasury stock	(184)	(185)
Retained earnings/(Accumulated deficit)	(1,372)	(1,485)
Total stockholders' equity	7,111	5,628
Total liabilities and stockholders' equity	$ 282,913	$ 279,264

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.







FORD MOTOR COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Periods Ended March 31, 2008 and 2007

(in millions)

	First Quarter	
	2008	2007
	(unaudited)	
Cash flows from operating activities of continuing operations		
Net cash (used in)/provided by operating activities . . . . $	1,027	$ 979
Cash flows from investing activities of continuing operations		
Capital expenditures	(1,490)	(1,296)
Acquisitions of retail and other finance receivables and operating leases	(11,872)	(12,519)
Collections of retail and other finance receivables and operating leases	10,936	10,885
Purchases of securities	(13,531)	(2,229)
Sales and maturities of securities	13,527	6,768
Proceeds from sales of retail and other finance receivables and operating leases	-	697
Proceeds from sale of businesses	44	35
Cash paid for acquisitions	(14)	(2)
Transfer of cash balances upon disposition of discontinued/held-for-sale operations	-	-
Other	621	256
Net cash (used in)/provided by investing activities	(1,779)	2,595
Cash flows from financing activities of continuing operations		
Cash dividends	-	-
Sales of Common Stock	63	27
Purchases of Common Stock	-	(31)
Changes in short-term debt	(678)	389
Proceeds from issuance of other debt	11,150	4,270
Principal payments on other debt	(11,107)	(9,748)
Other	(115)	(51)
Net cash (used in)/provided by financing activities	(687)	(5,144)
Effect of exchange rate changes on cash	316	(91)
Net increase/(decrease) in cash and cash equivalents from continuing operations	(1,123)	(1,661)
Cash flows from discontinued operations		
Cash flows from operating activities of discontinued operations	29	(18)
Cash flows from investing activities of discontinued operations	(94)	(94)
Cash flows from financing activities of discontinued operations	(344)	(243)
Net increase/(decrease) in cash and cash equivalents . . . . $	(1,532)	$ (2,016)
Cash and cash equivalents at January 1 . . . . $	35,283	$ 28,896
Cash and cash equivalents of discontinued/held-for-sale operations at January 1	-	(2)
Net increase/(decrease) in cash and cash equivalents	(1,532)	(2,016)
Less: cash and cash equivalents of discontinued/held-for-sale operations at March 31	-	(19)
Cash and cash equivalents at March 31 . . . . $	33,751	$ 26,859

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.






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XBRL report   fmc-20080331.xml

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